SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company)

THE HILLSHIRE BRANDS COMPANY

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

432589109

(CUSIP Number of Class of Securities)

Kent B. Magill, Esq.

Executive Vice President, General Counsel and Corporate Secretary

The Hillshire Brands Company

400 South Jefferson Street

Chicago, Illinois 60607

(312) 614-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Rodd M. Schreiber, Esq.

Michael A. Civale, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by The Hillshire Brands Company, a Maryland corporation, with the Securities and Exchange Commission on July 16, 2014 (as originally filed, the “Schedule 14D-9” and as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as noted below, no changes are being made to the Statement. All page references below are to the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

Item 2 of the Statement is hereby amended as set forth below.

The fourth paragraph in the section entitled “Tender Offer” on page 2 is amended and restated in its entirety as follows:

“The Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of August 12, 2014 (the “Initial Expiration Time”). Pursuant to the Merger Agreement, under the circumstances described below in Item 8 under “Completion of the Offer; Consummation of the Merger”, the Offer expired at 12:00 midnight, New York City time, at the end of August 27, 2014.”

Item 8.	Additional Information

Item 8 of the Statement is hereby amended as set forth below.

The following section is added immediately following the end of the section entitled “United States Antitrust Clearance; Extension of the Offer”:

“Completion of the Offer; Consummation of the Merger

At 12:00 midnight, New York City time, at the end of August 27, 2014, the Offer expired and was not extended. As of such time, approximately 86,987,201 Shares (not including 3,662,904 Shares tendered pursuant to notices of guaranteed delivery for which Shares have not yet been delivered in settlement or satisfaction of such guarantee) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 70% of the outstanding Shares.

The number of Shares tendered into the Offer satisfied the Minimum Condition as of the expiration of the Offer. All conditions to the Offer having been satisfied or waived, Tyson accepted for payment, and has paid or will promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the completion of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied or waived, and on August 28, 2014, Tyson completed the acquisition of Hillshire Brands by consummating the Merger pursuant to the terms of the Merger Agreement and in accordance with the “short form” procedures available under the Maryland General Corporation Law. Because Tyson and Offeror did not collectively own more than 90% of the Shares upon completion of the Offer, in order to consummate the Merger in accordance with such “short-form” procedures, Offeror was deemed to have exercised the Top-Up Option to purchase, and purchased, from Hillshire Brands 250,754,549 newly issued Shares at a price per Share equal to the Offer Price, which resulted in Offeror owning more than 90% of the Shares outstanding immediately prior to the Merger. At the Effective Time, any Shares not purchased pursuant to the Offer (other than Shares held by Hillshire Brands, Tyson, any of Tyson’s subsidiaries (including Offeror) or any subsidiary of Hillshire Brands) were automatically converted into the right to receive an amount equal to the Offer Price.

The Shares will be delisted and cease to trade on the New York Stock Exchange and the Chicago Stock Exchange before the opening of the respective markets on August 29, 2014. Tyson has announced that it intends to take steps to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended, and suspend all of Hillshire Brands’ reporting obligations under the act as promptly as practicable.

On August 28, 2014, Tyson and the Company issued a joint press release announcing the completion of the Offer, which is filed as Exhibit (a)(21) hereto and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended by adding the following exhibit to the exhibit index:

(a)(21)	Joint Press Release of Tyson and Hillshire, dated August 28, 2014 (incorporated by reference to Exhibit (a)(5)(xxxiii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE HILLSHIRE BRANDS COMPANY

By:	/s/ Kent B. Magill
Name:	Kent B. Magill
Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: August 28, 2014